UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s audited consolidated financial statements for the year ended December 31, 2014. This report also includes a copy of the registrant’s management report on internal controls over financial reporting dated March 25, 2015 and a copy of the independent registered public accounting firm’s report on the consolidated financial statements for the year ended December 31, 2014, dated March 25, 2015.

The audited consolidated financial statements for the year ended December 31, 2014, management’s report on internal controls over financial reporting and the independent registered public accounting firm’s report on the consolidated financial statements, will also be filed as part of Constellium N.V.’s Annual Report on Form 20-F for the year ended December 31, 2014.

Exhibit Index

No.	Description

99.1	Report of management on internal controls over financial reporting

99.2	Report of independent registered public accounting firm

99.3	Audited consolidated financial statements for the year ended December 31, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V.
(Registrant)

March 27, 2015	By:	/s/ Didier Fontaine
	Name:	Didier Fontaine
	Title:	CFO